UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hailiang Education Group Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

40522L 108(1)

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing 16 ordinary shares.

CUSIP NO.: 40522L 108

(1)	NAME OF REPORTING PERSONS Hailiang Feng
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 360,000,000 ordinary shares
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 360,000,000 ordinary shares
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,000,000 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 87.5%(1)
(12)	TYPE OF REPORTING PERSON* IN

(1)	As a percentage of 411,208,000 total issued and outstanding ordinary shares of the Issuer as of December 31, 2015.

CUSIP NO.: 40522L 108

(1)	NAME OF REPORTING PERSONS Jet Victory International Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 223,200,000 ordinary shares
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 223,200,000 ordinary shares
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,200,000 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.3%(1)
(12)	TYPE OF REPORTING PERSON* CO

(1)	As a percentage of 411,208,000 total issued and outstanding ordinary shares of the Issuer as of December 31, 2015.

CUSIP NO.: 40522L 108

(1)	NAME OF REPORTING PERSONS Brilliant One Development Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 100,800,000 ordinary shares
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 100,800,000 ordinary shares
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,800,000 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.5%(1)
(12)	TYPE OF REPORTING PERSON* CO

(1)	As a percentage of 411,208,000 total issued and outstanding ordinary shares of the Issuer as of December 31, 2015.

Item 1(a).	Name of Issuer:

Hailiang Education Group Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

386, Jiefang Road, Diankou Town, Zhuji City, Zhejiang Province, 311814, PRC

Item 2(a).	Name of Person Filing:

Hailiang Feng

Jet Victory International Limited

Brilliant One Development Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Hailiang Feng: 386 Jiefang Road, Diankou Town, Zhuji City, Zhejiang Province, 311814, PRC

For Jet Victory International Limited: TMF Place, Road Town, Tortola, British Virgin Islands

For Brilliant One Development Limited: TMF Place, Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship:

Hailiang Feng: People’s Republic of China

Jet Victory International Limited: British Virgin Islands

Brilliant One Development Limited: British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

40522L 108*

*	This CUSIP number applies to the Issuer’s American depositary shares, each representing 16 ordinary shares.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by the Reporting Person is provided as of December 31, 2015:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Hailiang Feng(2)	360,000,000	87.5%	360,000,000	0	360,000,000	0
Jet Victory International Limited(3)	223,200,000	54.3%	223,200,000	0	223,200,000	0
Brilliant One Development Limited(4)	100,800,000	24.5%	100,800,000	0	100,800,000	0

(1)	Based on 411,208,000 total issued and outstanding ordinary shares of the Issuer as of December 31, 2015.
(2)	Includes 223,200,000 shares held by Jet Victory International Limited, 100,800,000 shares held by Brilliant One Development Limited, 18,000,000 shares held by Fame Best International Limited and 18,000,000 shares held by Gain Success Group Limited. Jet Victory International Limited, Fame Best International Limited and Gain Success Group Limited are British Virgin Islands companies wholly-owned by Hailiang Feng.
(3)	A British Virgin Islands company wholly owned by Hailiang Feng.
(4)	A British Virgin Islands company wholly owned by Hailiang Group. As of December 31, 2015, Hailiang Group is controlled by Mr. Feng and is held as to 43.6% by Mr. Feng and 40.3% by Shanghai Weize Investment Company. Shanghai Weize Investment Company is controlled by Mr. Feng and is held as to 58.8% by Mr. Feng and 31.6% by Zhejiang Zhongyida Investment Company. Zhejiang Zhongyida Investment Company is controlled by Hailiang Feng and is held as to 90% by Hailiang Feng and 10% by his spouse. All the remaining minority equity interests in such shareholding entities are held by Hailiang Feng’s relatives and/or independent third parties.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2016

Hailiang Feng	By:	/s/ Hailiang Feng

Jet Victory International Limited	By:	/s/ Hailiang Feng
	Name:	Hailiang Feng
	Title:	Director

Brilliant One Development Limited	By:	/s/ Hailiang Feng
	Name:	Hailiang Feng
	Title:	Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement